UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

                 REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

11 March 2010
Commission File No. 001-32846
                ____________________________

CRH public limited company

(Translation of registrant's name into English)

               ____________________________

Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X     Form 40-F___

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):________

Enclosure:  Transaction in Own Shares
11th March 2010

RE-ISSUE OF TREASURY SHARES

CRH plc announces that on 10th March 2010 it transferred to participants in its employee share schemes 125,276 Ordinary Shares at prices between €11.18 and €18.3946 per Ordinary Share and at prices between Stg£9.9137 and Stg£11.163 per Ordinary Share.

Following the above transaction, CRH plc holds 12,152,804 Ordinary Shares in Treasury.  The number of Ordinary Shares in issue (excluding Treasury Shares) is 698,333,116.

Contact
Neil Colgan
Company Secretary
Tel: 00 3531 6344340

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SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date: 11 March 2010

                                                                                                                                                                                                                                                   By: ___/s/Glenn Culpepper___

G. Culpepper
                                                        Finance Director